Filed pursuant to Rule 424 (b)(3)
                                          relating to Registration No. 333-72742

                                   PROSPECTUS

                   [LOGO] NASTECH Pharmaceutical Company Inc.

                       NASTECH PHARMACEUTICAL COMPANY INC.

                                1,268,000 Shares

                                  Common Stock

      This prospectus relates to the public offering of 1,268,000 shares of our common stock which the selling stockholders named in this prospectus may resell from time to time. These shares include 1,100,000 shares of common stock we sold to the selling stockholders in a private offering, plus 100,000 shares of our common stock underlying warrants we granted to Castlebar Enterprises Limited as consideration for Castlebar's consent under an equity line of credit agreement to our private offering of shares to the other selling stockholders as well as all to future private offerings of our securities if we sell those securities for cash with registration rights, plus 68,000 shares of our common stock underlying warrants we granted to Jesup & Lamont Securities Corporation as a placement fee for their services in introducing us to some of the selling stockholders in connection with the private offering. The shares of common stock that the selling stockholders may resell using this prospectus constitute 15.7% of our issued and outstanding common stock as of September 30, 2001.

      Our common stock is quoted on the Nasdaq National Market under the symbol "NSTK." The closing bid price of our common stock on the Nasdaq National Market on October 31, 2001, was $9.00 per share.

      Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                       Prospectus dated November 20, 2001

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                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

Prospectus Summary.......................................................    3
Risk Factors.............................................................    6
Special Note Regarding Forward-Looking Statements........................   11
Use of Proceeds..........................................................   12
Price Range of Common Stock..............................................   12
Selling Stockholders.....................................................   13
Plan of Distribution.....................................................   16
Description of Capital Stock.............................................   17
Where You Can Find More Information......................................   21
Incorporation of Information by Reference................................   22
Legal Matters............................................................   22
Experts..................................................................   23

                               PROSPECTUS SUMMARY

This summary highlights information contained or incorporated by reference elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, especially the "Risk Factors" section, and our financial statements and notes to those statements incorporated by reference in this prospectus, before making your investment decision.

                       Nastech Pharmaceutical Company Inc.

Nastech Pharmaceutical Company Inc. is a Formulation Science company and is recognized as a leader in nasal drug delivery technology. Formulation Science is a systematic approach to drug development using biophysics, physical chemistry and pharmacology to maximize therapeutic efficacy and safety, which sometimes involves a change in route of administration. The technology is essential in designing an optimized, customizable dosage form and in delivering difficult protein and large molecule drugs that can currently only be delivered by injection.

Historically, our core technical competency involves the research, development and manufacture of nasally administered prescription pharmaceuticals. We investigate the commercial weaknesses of pharmaceutical products currently available in oral, injectable or other dosage forms, and we determine the advantages an alternative drug delivery system would have for the same drug in the market place. For example, while the oral route of drug delivery is the most popular and least expensive method of delivery, gastrointestinal and liver metabolism can reduce an oral drug's effectiveness. Generally, a nasal delivery system will provide faster absorption into the blood stream than an oral product thereby resulting in faster onset of action. Other possible advantages of this therapy may include lower drug doses, fewer side effects, greater safety and efficacy, greater convenience to the patient, better patient compliance of prescribed drug therapy, and lower overall health care costs for the patient.

Until August 2001, we had a commercial interest in two nasal drug products, both of which are approved for sale in the U.S. In August 2001, our licensing agreement with Bristol-Myers Squibb for one of these drugs, Stadol(R) NS(TM) (Butorphanol Tartrate), terminated when the patent for the nasal administration of Butorphanol Tartrate, the active ingredient in Stadol(R) NS(TM), expired. As a result, we will no longer receive U.S. royalties for the sale of this product, which will adversely affect the recording of revenue and contribution to operations in the second half of 2001.

Our one remaining nasal drug product, Nascobal(R) (Cyanocobalamin, USP), is a nasal vitamin B-12 product which provides patient benefits over the injectable therapy for chronic B-12 deficiency anemia. Our licensee, Schwarz Pharma Inc., markets Nascobal(R). In addition to Nascobal(R), we have several drugs in various stages of drug research and development.

In August 2001, we announced an exclusive licensing agreement with G. Pohl Boskamp GmbH & Co for development and European commercialization rights to our intranasal morphine franchise for treatment of moderate to severe pain.

Our current business strategy seeks to broaden applications of our commitment to Formulation Science, allowing drugs to be more safe and effective in patient treatment, with particular emphasis on the applications for nasal or oral drug delivery in the prescription and over-the-counter markets. To accomplish this objective, we plan to do the following:

      o     Focus initial efforts on significant injectable approved drugs

      o     Broaden strategic alliances

      o     Protect and expand intellectual property rights

                              The Private Offering

On October 18, 2001, we raised approximately $5,800,000 in gross proceeds through a private sale of 1,100,000 newly issued shares of our common stock to the investors listed in the "Selling Stockholders" section below. Dain Rauscher Incorporated, a registered broker-dealer, acted as placement agent for the private offering. In connection with the private offering, we granted warrants to purchase 68,000 shares of our common stock to Jesup & Lamont Securities Corporation, a registered broker-dealer, as a placement fee for their services in introducing us to some of the selling stockholders. In addition, in order to consummate the private placement to the selling stockholders, we needed to obtain a consent to the private placement from Castlebar Enterprises Limited under our equity line of credit agreement. As consideration for Castlebar's consent to our private placement to the other selling stockholders, as well as all future private offerings of our securities if we sell those securities for cash with registration rights, we granted Castlebar warrants to purchase 100,000


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shares of our common stock. Jesup & Lamont may exercise its warrants at any time prior to May 11, 2005, at a strike price of $9.56 per share of common stock. Castlebar may exercise its warrants at any time prior to July 11, 2003, at a strike price of $10.00 per share of common stock. Neither Jesup & Lamont, nor Castlebar will be obligated to exercise the warrants and to purchase any shares of common stock under these warrants.

We are registering the 1,100,000 shares which we previously issued to the selling stockholders, plus the 168,000 shares underlying the warrants we granted to Jesup & Lamont and Castlebar, in order to permit the selling stockholders to resell their shares when and as they deem appropriate. From time to time during the period the registration statement remains effective, the selling stockholders may offer for resale all 1,268,000 shares that this prospectus covers. The number of shares subject to this prospectus represents 15.7% of our issued and outstanding common stock as of September 30, 2001. We will prepare and file amendments and supplements to the registration statement as may be necessary in order to keep the registration statement effective until the earliest of any of the following dates:

      o October 18, 2003 or, in the case of Jesup & Lamont's warrant shares, the first anniversary of the date of issuance of the warrant shares, but in any event not later than May 11, 2005.

      o the date after which the shares of common stock can be sold without restriction by the volume limitations of Rule 144(e) of the Securities Act of 1933;

      o the date after which the selling stockholders sell all of the shares of common stock covered by this registration statement.

We have agreed to bear the expenses of registering the shares, but not the expenses associated with selling the shares, such as broker discounts and commissions.

                           ---------------------------

Nastech Pharmaceutical Company Inc. is incorporated under the laws of the state of Delaware. Our principal executive offices are located at 45 Adams Avenue, Hauppauge, New York 11788, and our telephone number is (631) 273-0101. Our principal research & development and administrative facility is located in the same Hauppauge, New York facility. We maintain a website at www.nastech.com. Information contained in our website does not constitute part of this prospectus.

References in this prospectus, and the documents incorporated by reference in this prospectus, to "Nastech," "we," "our," and "us" refer to Nastech Pharmaceutical Company Inc., a Delaware corporation.

Nastech and some of the names of our products are tradenames or trademarks of Nastech Pharmaceutical Company Inc. This prospectus and the information incorporated by reference also contain trademarks and tradenames of other companies.


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

                                  THE OFFERING

Shares of Common Stock That
Selling Stockholders May Offer ..........    1,268,000

Offering Price ..........................    To be determined at the time
                                             selling stockholders sell the
                                             shares

Common Stock Outstanding

     Before the Offering.................    9,154,676 (1) (2) (3)

     After the Offering .................    9,322,676 (4)

Use of Proceeds .........................    We will not receive any proceeds
                                             from selling stockholders' sales of
                                             common stock. However, we will
                                             receive the proceeds upon
                                             Castlebar's and Jesup & Lamont's
                                             exercise of warrants when, and if,
                                             they pay the exercise price in
                                             cash. We expect to use
                                             substantially all the net proceeds
                                             for general corporate purposes,
                                             including working capital and
                                             research and development.

Nasdaq National Market symbol ...........    NSTK

----------------------------------
(1) Includes the 8,054,676 shares outstanding as of September 30, 2001, plus the 1,100,000 shares of common stock we issued to the selling stockholders in the private offering of our shares which took place on October 18, 2001.

(2) Excludes the following, each of which as they were outstanding as of September 30, 2001:

      o 2,125,372 shares of common stock subject to outstanding stock options we previously granted under our stock option plans as of September 30, 2001, including 600,000 options we granted on August 8, 2000 to Steven C. Quay, our President, Chief Executive Officer and Chairman of the Board.

      o 51,748 shares of common stock available for future grants under our stock option plans as of September 30, 2001.

      o 34,500 shares of common stock issuable upon exercise of the warrants we granted to Wheat, First Securities, Inc., as underwriters in connection with an offering of our shares in 1997.

      o 34,500 shares of common stock issuable upon exercise of the warrants we granted to Volpe, Welty & Company, as underwriters in connection with an offering of our shares in 1997.

      o 1,200,000 shares of common stock issuable under our equity line of credit agreement with Castlebar Enterprises Limited.

      o 33,000 shares of common stock issuable upon exercise of the warrants that we granted, plus 33,000 shares of common stock issuable upon exercise of the warrants that may grant in the future, to Castlebar in connection with the equity line of credit.

      o 16,500 shares of common stock issuable upon exercise of the warrants that we may grant in the future to Jesup & Lamont as a placement fee in connection with the equity line of credit.

      o 554,707 shares of common stock issuable upon exercise of warrants that we granted to investors and the placement agent in connection with the private offerings of our shares in March 2001 and in May 2001.

      o 100,000 shares of common stock issuable upon exercise of warrants that we granted to Castlebar in connection with the private offering of our shares in October 2001.

(3) Excludes 68,000 shares of common stock issuable upon exercise of warrants that we granted on October 18, 2001 to Jesup & Lamont in connection with the private offering of our shares in October 2001.

(4) Assumes that Castlebar and Jesup & Lamont exercise all 168,000 warrants we granted to them in connection with the private offering of our shares on October 18, 2001.


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

                                  RISK FACTORS

A purchase of our common stock is speculative and involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included or incorporated by reference in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occur, our business, financial condition or operating results could be harmed. In this case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Because of Significant R&D and Other Costs, We Have Never Been Profitable, We Do Not Expect To Become Profitable in the Foreseeable Future, and We May Never Become Profitable

We incurred losses in each of the last three years. We incurred a net loss of $876,000 for fiscal year 1998, a net loss of $8.4 million for fiscal year 1999, and a net loss of $9.7 million for fiscal year 2000. As of September 30, 2001, we had an accumulated deficit of $36.2 million. The process of developing our products requires significant research and development, including basic research, pre-clinical and clinical development, as well as Food and Drug Administration regulatory approval. These activities, together with our sales, marketing, general and administrative expenses, have resulted in operating losses in the past and, in the absence of significant licensing transactions for products in our research and development pipeline, we expect these losses to continue for the foreseeable future. We may never achieve profitability. As a result, the market price of our common stock could decline.

Because Our Operating Results Are Subject To Significant Fluctuations and Uncertainties, We May Not Be Able to Meet All of Our Future Expense Obligations, and Our Failure to Meet Public Market Analysts or Investors' Expectations Regarding Earnings May Cause Our Stock Price To Decline

Our operating results are subject to significant fluctuations and uncertainties due to a number of factors including, among others:

      o the timing and achievement of licensing transactions, including milestones and other performance factors associated with these contracts

      o the time and costs involved in patent research and development of our proprietary position

      o continued scientific progress and level of expenditures in our research and development programs

      o the cost of manufacturing scale-up and production batches, including vendor provided activities and costs

      o     the time and costs involved in obtaining regulatory approvals

      o changes in general economic conditions and drug delivery technologies

      o new products and product enhancements that we or our competitors introduce

      o     the expiration of existing patents and related revenues

As a result of these factors and other uncertainties, our operating results have fluctuated significantly over the last three years, from a net loss of $876,000 in 1998, to a net loss of a net loss of $8.4 million in 1999 and a net loss of $9.7 million in 2000. Over the past four quarters, our operating losses have increased by as much as 82% and have decreased by as much as 11% from one quarter to another. In order to illustrate these fluctuations, we had a larger than expected loss per share in the second quarter of 2000 due to an unexpected decline in royalty income from our licensee Bristol-Myers Squibb's decreased sales of Stadol(R) NSTM and from unexpected compensation expenses we paid to the estate of our former deceased CEO. Although this larger than expected loss per share in the second quarter of 2000 did not affect our business or operations because we had adequate cash reserves and in general do not rely solely on our operating results to meet our expense obligations, it is possible that larger than expected losses in the future during any single quarter could affect our ability to meet all of our expense obligations or may require us to prioritize, modify or cease some of our development programs.

Our revenues and operating results, particularly those reported on a quarterly basis, may continue to fluctuate significantly. This makes it difficult to forecast our operating results. Therefore, we believe that quarterly comparisons of our operating results will not be meaningful, and you should not rely on them as an indication of our future performance. Also, our


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operating results in a future quarter or quarters may fall below the expectations of public market analysts or investors. If this were to occur, the price of our stock could decline.

Because Intellectual Property Rights Are of Limited Duration, Expiration of Intellectual Property Rights and Licenses May Negatively Impact Our Operating Results

Intellectual property, such as patents, and license agreements based on those patents generally are of limited duration. Our operating results depend on our patents and intellectual property licenses. Therefore, the expiration or other loss of rights associated with intellectual property and intellectual property licenses can negatively impact our business. For example, in the past we received significant revenues from royalties on sale of Stadol(R)NSTM. The underlying patent on Stadol(R)NSTM expired in August 2001, resulting in the discontinuance of U.S. royalties from Bristol-Myers Squibb, the licensee. We expect that this event will adversely affect the recording of revenue and contribution to operations in the second half of year 2001.

If We Are Unable to Adequately Protect Our Proprietary Technology from Legal Challenges, Infringement or Alternative Technologies, This May Hurt Our Competitive Position

We specialize in the nasal delivery of pharmaceutical products and rely on the issuance of patents, both in the U.S. and internationally, for protection against nasal product competition. Although we believe that we exercise the necessary due diligence in our patent filings, our proprietary position is not established until the appropriate regulatory authorities actually issue a patent, which may take several years after initial filing.

Moreover, even the established patent positions of pharmaceutical companies are generally uncertain and involve complex legal and factual issues. Although we believe our issued patents are valid, it is possible that others may nevertheless challenge our issued patents, that our issued patents will not withstand review in a court of competent jurisdiction, and that a court will hold our issued patents to be invalid. Furthermore, it is possible that others will infringe or otherwise circumvent our issued patents and that we will be unable to fund the cost of litigation against them.

In addition, we may not be able to protect our established and pending patent positions from competitive drug delivery technologies, which may provide more effective therapeutic benefit to patients and which may therefore make our products, technology and/or proprietary position obsolete.

If we are unable to adequately protect our proprietary technology from legal challenges, infringement or alternative technologies, we may not be able to compete in the pharmaceutical delivery business.

If The Commercial Opportunity for Nasally Administered Products Is Limited, This Could Impact Our Anticipated Future Revenue Growth

The physical and chemical properties of a drug affect our ability to develop a method of delivering it intranasally. Although we continue to explore the feasibility of nasally delivering drugs that are large, more complex molecules, we have more expertise in nasal delivery of smaller, less complex molecules. The universe of nasal products that qualify as small molecules and are available for commercialization may be limited. Accordingly, we may be subject to intense competition in these potential products, which can affect our anticipated future revenue growth. Although we need to accelerate our research of larger molecules, it is possible that we will not be successful in these areas. If we are not successful in these areas, our future revenue may not grow at all or as quickly as anticipated.

We May Require Additional Financing in the Future, and If Additional Capital Is Not Available, We May Have To Curtail or Cease Operations

Subject to the success of our development programs and potential licensing transactions, we may require an additional infusion of capital to complete the research and development activities we currently contemplate and to commercialize our proposed products. We may need to raise additional capital to fund more rapid expansion, to develop and commercialize new products, to enhance existing services to respond to competitive pressures, and to acquire complementary businesses or technologies. Our future capital needs depend on many factors, including:

      o the scope, duration and expenditures associated with our current research and development programs

      o     continued scientific progress in these programs


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

      o     the outcome of potential licensing transactions, if any

      o     competing technological developments

      o     our proprietary patent position, if any, in our products

      o     the regulatory approval process for our products

      o     other factors which may not be within our control

We may not be able to obtain additional financing at these times on terms favorable to us, if at all. For example, a decline in the trading volume or price of our common stock may reduce the maximum amount we may be able to draw down under our equity line of credit agreement with Castlebar Enterprises Limited.

Without additional funding, we may have to delay, reduce or eliminate one or more research or development programs and reduce overall overhead expenses. This action may reduce the market price of our common stock.

If We Fail To Obtain Regulatory Approvals For Our Products, We Will Be Prevented From Marketing Our Products and We Will Incur Substantial Losses

We embark on specific research or development projects that address unmet medical needs. Numerous governmental authorities in the United States and other countries subject these projects to significant regulation. For example, we must file New Drug Applications with the Food and Drug Administration for most of these projects. The process of completing clinical testing and obtaining FDA approval for a new drug product requires substantial resources over a number of years. If we do not receive the necessary regulatory approvals along the way, we will not be able to progress clinically in our projects and may be forced to abandon projects after incurring substantial costs. For example, in 2000 the FDA rejected the New Drug Application for our nasally administered scopolamine product primarily because we failed to present adequate safety data. This action, along with the uncertain costs associated with these studies and with the re-filing of the New Drug Application, have contributed to an indefinite deferral of our program until a collaborative partner is found to share the future development, sales and marketing risks. Moreover, other factors, such as a periodic reassessment of the ranking of projects within our portfolio, may create further uncertainty of the continuing viability of any project in process, including nasally administered scopolamine. Finally, we may encounter significant delays or excessive costs in our efforts, even if we are eventually successful in achieving regulatory approval. If we cannot obtain regulatory approval of our products, we will not be able to generate revenues and become profitable.

Because We Have No Experience in Marketing or Selling Our Proposed Products, These Products May Never Be Successful

Even if we are able to develop our products and obtain necessary regulatory approvals, we have no experience in marketing or commercializing any of our proposed products. We are dependent on our ability to find collaborative marketing partners for commercial sale of our products. Even if we find a potential marketing partner, we may not be able to negotiate a licensing contract on favorable terms to justify our investment or achieve adequate revenues. In addition, a licensing transaction with a marketing partner does not assure a product's success, which is dependent upon patients, physicians or third-party payers accepting the product.

Our products may prove to be unsuccessful if various parties, including government health administration authorities, private health care insurers and other health care payers, such as health maintenance organizations and self-insured employee plans that determine reimbursement to the consumer, do not accept our products. We cannot assure you that reimbursement will be available at all or at levels sufficient to allow our marketing partners to achieve profitable price levels for our products. If we fail to achieve adequate reimbursement levels, patients may not purchase our products and sales of these products will be reduced.

Because We Will Face Intense Competition, This May Limit Our Ability To Achieve Profitability

Our competitors are numerous and include, among others, major pharmaceutical companies, biotechnology firms, universities and other research institutions. Our competitors may succeed in developing technologies and products that are more effective than the nasal technology we are developing or that will cause our technology or products to become obsolete or noncompetitive.


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

Many of our competitors have substantially greater financial and technical resources and production and marketing capabilities than we have. They also may have greater experience in conducting preclinical testing and clinical trials of pharmaceutical products and obtaining FDA and other regulatory approvals. Therefore, our competitors may succeed in obtaining FDA approval for products faster than we could. Even if we commence commercial sales of our products, we will also be competing against their manufacturing efficiency and marketing capabilities, areas in which we have limited or no experience.

Although we believe that our ownership of patents for our nasal delivery products will limit direct competition with these products, we must also compete with other promising technologies such as controlled release, target organ or site release, pumps, polymers, microemulsion, monoclonal antibodies, inhalation, ocular, liposomal, implants, transdermal passive and transdermal electrotransport. Our competitors may develop other products using these or other delivery alternatives that may be as or more effective than our products and proposed products. We may not be able to compete effectively with other commercially available products or drug delivery technologies.

If We Have a Problem With Our Manufacturing Facility, If We or Our Suppliers Fail to Comply with Applicable Regulations, or If We Fail to Broaden Our Sources of Supply, We May Not Be Able To Market Our Products or Conduct Clinical Trials

Generally, we manufacture all of our products for clinical and commercial use at our principal manufacturing facility located in Hauppauge, New York. Although it is our intent to have multiple suppliers for materials and components of our manufactured products, we cannot ensure that this will occur. In addition, we must produce these products in compliance with federal and state regulations. These authorities also subject our facilities to inspection. In addition, some of our key suppliers, such as Roussel Corporation, SGD Pharma, and Pfeiffer of America, are also subject to regulatory compliance. If we have a problem at our manufacturing facility, or if we or our suppliers fail to comply with federal and state regulations or otherwise fail to perform their respective obligations in a timely fashion or not at all, these problems or failures could cause a delay in clinical trials or the supply of product to market. Any significant delay or failure to perform could also jeopardize our performance contracts with collaborative partners, result in material penalties to us, and jeopardize the commercial viability of our products.

Changes in the Health Care Industry That Are Beyond Our Control May Be Detrimental To Our Business

The health care industry is changing rapidly as the public, government, medical professionals and the pharmaceutical industry examine ways to broaden medical coverage while controlling the increase in health care costs. Potential changes could put pressure on the prices of prescription pharmaceutical products and reduce our business or prospects. We cannot predict when, if any, proposed health care reforms will be implemented, and these changes are beyond our control.

If There Are Unforeseen or Unknown Liabilities in Connection With the Operation of Our Acquired Business, Atossa, These Liabilities Will Reduce Our Working Capital, Liquidity and Profitability

On August 8, 2000, we acquired Atossa HealthCare Inc., a development stage company based in Washington state which is developing a proprietary platform of diagnostics and treatments related to breast cancer risk assessment and therapeutics and other women's health care products. We effected the acquisition via a merger of Atossa Acquisition Corporation Inc., a wholly owned subsidiary of Nastech, with and into Atossa, after which Atossa became a wholly owned subsidiary of Nastech. The total consideration we paid for Atossa -- 600,000 shares of our common stock with a market value of approximately $2.5 million -- was agreed upon between parties after extensive negotiations. The amount of consideration paid to Atossa was based exclusively on these negotiations. The consideration paid does not bear any relationship to the net book value of Atossa and may not necessarily bear any relationship to any other recognized measure of value.

Unforeseen and unknown liabilities may arise in connection with the ownership and operation of Atossa. Although we believe that the acquisition structure and due diligence we employed minimize the risk of pre-existing claims being successfully asserted against Nastech, it is possible that others will assert against us claims they originally had against Atossa and that these claims may result in material liabilities to us. The occurrence of any liability of this kind can reduce our working capital and liquidity and make us less profitable.


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If We Lose Our Key Personnel, or If We Are Unable To Attract and Retain
Additional Personnel, Then We May Be Unable To Successfully Develop Our Business

If we lose our President, Chief Executive Officer and Chairman of the Board, Dr. Steven Quay, or any of our other key managers, this event could seriously harm our business. Although we generally execute employment agreements with key personnel, this is not a guarantee that we will be able to retain them or that we will be able to replace any of them if we lose their services for any reason. Competition for these managers is intense. In addition, the location of our facilities may limit the pool of technical talent available to us. We have employed many of our key managers for several years. If we have to replace any of these individuals, we will not be able to replace the significant amount of knowledge that they have about our operations. We do not maintain "key man" insurance policies on any of our managers.

We Expect To Sell Shares of Our Common Stock in the Future, and These Sales Will Dilute the Interests of Security Holders and Depress the Price of Our Common Stock

As of September 30, 2001, there were 8,054,676 shares of common stock outstanding, there were outstanding options to purchase approximately 2,125,372 shares of our common stock, and there were outstanding warrants to purchase approximately 756,707 shares of our common stock, including the 100,000 shares of common stock which are issuable under the warrant we granted on August 16, 2001 to Castlebar as consideration for Castlebar's consent under the equity line of credit agreement to our private placement of shares to the other selling stockholders in October 2001. There are also 1,249,500 shares of common stock which are issuable under the equity line of credit and under the warrants which we may grant in the future to Castlebar and Jesup & Lamont, and 68,000 shares of common stock underlying the warrants we granted to Jesup & Lamont on October 18, 2001 as a placement fee for their services in introducing us to some of the selling stockholders in connection with the private placement of our shares in October 2001. We may also issue additional shares in acquisitions, financings or in connection with the grant of additional stock options to our employees, officers, directors and consultants under our stock option plans.

The issuance or even the potential issuance of shares under the equity line of credit, in connection with any other additional financing, and upon exercise of warrants, options or rights will have a dilutive impact on other stockholders and could have a negative effect on the market price of our common stock. In addition, if we draw down under the equity line of credit, we will issue shares to Castlebar at a discount to the daily volume weighted average prices of our common stock during the 22 trading days after notification of a drawdown. This will further dilute the interests of other stockholders.

If We Draw Down on the Equity Line of Credit When Share Prices Are Decreasing, We Will Need To Issue More Shares, which Will Lead To Dilution and Potentially Further Price Decrease

As we sell shares of our common stock to Castlebar under the equity line of credit, and then Castlebar sells the common stock to third parties, our common stock price may decrease due to the additional shares in the market. If we decide to draw down on the equity line of credit as the price of our common stock decreases, we will need to issue more shares of our common stock for any given dollar amount that Castlebar invests, subject to the minimum selling price we specify. The more shares that we issue under the equity line of credit, the more diluted our shares will be and the more our stock price may decrease. This may encourage short sales, which could place further downward pressure on the price of our common stock.

The Anti-Takeover Provisions of Our Stockholder Rights Plan May Entrench Management, May Delay or Prevent Beneficial Takeover Bids by Third Parties, and May Prevent or Frustrate any Shareholder Attempt to Replace or Remove the Current Management Even If the Shareholders Consider It Beneficial To Do So

We have a stockholder rights plan designed to protect our stockholders from coercive or unfair takeover tactics. Under the plan, we declared a dividend of one preferred stock purchase right for each share of common stock outstanding on March 17, 2000. Each preferred stock purchase right entitles the holder to purchase from Nastech 1/1000 of a share of Series A Junior Participating Preferred Stock for $50. Generally, in the event any acquiring entity or group accumulates or initiates a tender offer to purchase 15% or more of our common stock, then each holder of a preferred stock purchase right, other than the acquiring entity, will have the right to receive, upon exercise of the preferred stock purchase right, shares of Nastech common stock or shares in the acquiring entity having a value equal to two times the exercise price of the preferred stock purchase right.

The intent of the stockholder rights plan is to protect our stockholders' interests by encouraging anyone seeking control of our company to negotiate with our board of directors. However, our stockholder rights plan could make it more difficult for a third party to acquire us without the consent of our board of directors, even if doing so would be beneficial to our shareholders. These provisions apply even if the offer may be considered beneficial by some stockholders. Furthermore, the anti-takeover provisions of our stockholder rights plan may entrench management and make it more difficult for shareholders to replace management even if the shareholders consider it beneficial to do so.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus and in the documents that are incorporated by reference in this prospectus, all of which are subject to risks and uncertainties. Forward-looking statements include information concerning our possible or assumed future results of operations. Also, when we use words such as "believe," "expect," "anticipate" or similar expressions, we are making forward-looking statements. You should not rely on the forward-looking statements in this prospectus. Although we believe that the expectations reflected in forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those described in "Risk Factors" and elsewhere in this prospectus.

We believe that it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors described in the preceding pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could materially affect our business, lower our operating results and worsen our financial condition.

                ------------------------------------------------

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. The information contained in this prospectus is current only as of the date on the front of this prospectus.

                                 USE OF PROCEEDS

We will not receive any proceeds from the selling stockholders' sales of common stock. However, we will receive the proceeds upon the exercise of Castlebar's and Jesup & Lamont's warrants when, and if, they exercise the warrants. If all 168,000 shares underlying the warrants granted to Castlebar and Jesup & Lamont which are covered by this prospectus are issued through the exercise of those warrants, then based upon the exercise price of $10.00 and $9.56 per share, respectively, we would realize net proceeds of $1,650,080.

We expect to use substantially all the net proceeds from the exercise of the warrants referred to above for general corporate purposes, including working capital, and research and development. The amounts we actually expend for working capital and other purposes may vary significantly and will depend on a number of factors including, but not limited to, the actual net proceeds received, the amount of our future revenues and other factors described under "Risk Factors." Accordingly, our management will retain broad discretion in the allocation of the net proceeds. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any of these transactions, and we are not currently engaged in any negotiations with respect to any of these transactions. Pending these uses, the net proceeds of this offering will be invested in money market funds and/or short-term, interest-bearing, investment-grade securities or guaranteed obligations of the U.S. government.

                          PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market under the symbol "NSTK." The following table describes the range of high and low bid prices per share of our common stock as reported on the Nasdaq National Market for the last two and one-half years. These quotations represent prices between dealers and do not reflect retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                            Low            High
                                                            ---            ----
2001

First Quarter.............................................  $3.88         $9.94
Second Quarter ...........................................  $4.37         $8.77
Third Quarter.............................................  $5.70        $11.37

2000

First Quarter.............................................  $2.53         $8.38
Second Quarter............................................  $3.25         $5.88
Third Quarter.............................................  $3.81         $7.50
Fourth Quarter............................................  $5.44         $8.97

1999

First Quarter.............................................  $3.00         $6.25
Second Quarter............................................   2.56          3.63
Third Quarter.............................................   2.75          4.44
Fourth Quarter............................................   1.56          3.63

We believe that there are currently approximately 5,000 record holders of our common stock, including several brokerage firms holding shares in street name for beneficial owners. On October 31, 2001, the closing bid price of our common stock as quoted on the Nasdaq National Market was $9.00.

The selling stockholders will sell their shares on the Nasdaq National Market, on the over-the-counter market or otherwise at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. The selling stockholders will act independently of us in making decisions with respect to the form, timing, manner and size of each sale.

                              SELLING STOCKHOLDERS

On October 18, 2001, we raised approximately $5,800,000 in gross proceeds through a private sale of 1,100,000 newly issued shares of our common stock to the investors listed in the "Selling Stockholders" section below. Dain Rauscher Incorporated, a registered broker-dealer, acted as placement agent for the private offering. In connection with the private offering, we granted warrants to purchase 68,000 shares of our common stock to Jesup & Lamont Securities Corporation, a registered broker-dealer, as a placement fee for their services in introducing us to some of the selling stockholders. In addition, in order to consummate the private placement to the selling stockholders, we needed to obtain a consent to the private placement from Castlebar Enterprises Limited under our equity line of credit agreement. As consideration for Castlebar's consent to our private placement to the other selling stockholders, as well as all future private offerings of our securities if we sell those securities for cash with registration rights, we granted Castlebar warrants to purchase 100,000 shares of our common stock. Jesup & Lamont may exercise its warrants at any time prior to May 11, 2005, at a strike price of $9.56 per share of common stock. Castlebar may exercise its warrants at any time prior to July 11, 2003, at a strike price of $10.00 per share of common stock. Neither Jesup & Lamont, nor Castlebar will be obligated to exercise the warrants and to purchase any shares of common stock under these warrants.

The selling stockholders may use this prospectus to resell the 1,100,000 shares that we issued to them, plus the 168,000 shares underlying the warrants that we granted to Castlebar and Jesup & Lamont.

The following table lists the selling stockholders and other information regarding their beneficial ownership of the shares of common stock as of October 18, 2001. The second column lists the number of shares of common stock beneficially owned by each selling stockholder on October 18, 2001, including the shares of common stock underlying any warrants held by them. Because the selling stockholders may sell all, a portion, or none of their shares, we cannot estimate the number of shares that will be held by the selling stockholders after the completion of this offering.

                                                                                          Maximum Number of Shares
                                                             Number of Shares Owned       that May Be Sold in this
            Name of Security Holder                        Prior to this Offering (1)           Offering (2)
----------------------------------------------------------------------------------------------------------------------
Morgan Stanley & Co. FBO: MPM
   BioEquities Master Fund LP, as custodian
   for MPM BioEquities Master Fund LP................               225,000                        225,000

Barnett & Company, as nominee for RS
   Smaller Company Growth Fund.......................                75,000                         75,000

Perceptive Life Sciences Master Fund, Ltd............               200,000                        200,000

Coralbasin & Co., as nominee for SAFECO
   Common Stock Trust Growth Opportunities Fund (3)..             1,052,500 (6)                    400,000

Coralrock & Co., as nominee for SAFECO
   Resource Series Trust Growth Opportunities
   Portfolio (3).....................................               515,000 (7)                    200,000

Castlebar Enterprise Limited (4).....................               133,000                        100,000

Jesup & Lamont Securities Corporation (5)............               139,475 (8)                     68,000

----------
(1) Includes shares of common stock issuable upon the exercise of all warrants beneficially owned by the selling stockholders.

(2) Assumes that each selling stockholder will sell all of the shares of common stock offered under this prospectus, but not any other shares of common stock beneficially owned by the selling stockholder.

(3) SAFECO Asset Management Company is the investment manager for the selling stockholder and consequently has voting power and investment discretion over the securities held by the selling stockholder.

(4) Excludes 1,200,000 shares of common stock issuable to Castlebar under our equity line of credit agreement, and 33,000 shares of common stock issuable upon exercise of the warrants that we may grant in the future to Castlebar in connection with the equity line of credit.

(5) Howard F. Curd, the chief executive officer of Jesup & Lamont, has the sole authority to exercise any warrants granted to Jesup & Lamont and to sell and vote the shares of common stock issued under the warrants.

(6) Includes 435,000 shares of common stock that we issued to Coralbasin, plus 217,500 shares of common stock issuable upon exercise of warrants that we granted to Coralbasin in our private placement of shares on March 22, 2001.

(7) Includes 210,000 shares of common stock that we issued to Coralrock, plus 105,000 shares of common stock issuable upon exercise of warrants that we granted to Coralrock in our private placement of shares on March 22, 2001.

(8) Includes 71,475 shares of common stock underlying warrants that we previously granted to Jesup & Lamont in connection with the private placements of our shares on March 22, 2001 and on May 11, 2001. The 71,475 shares underlying these warrants are not being registered under this registration statement and may not be offered and sold using this prospectus.

Except for their ownership of common stock, to the best of our knowledge, none of the selling stockholders, other than Castlebar, Jesup & Lamont, and the Funds managed by SAFECO Asset Management Company, have held any position or office with us, or had any other material relationship with us, within the past three years.

Castlebar Enterprises Limited is a British Virgin Island corporation engaged in the business of investing in publicly traded equity securities for its own account. In July 2000, Castlebar entered into an equity line of credit agreement with us, under which Castlebar agreed to purchase up to 1,200,000 shares of our common stock during the 36-month period from January 26, 2001 until January 25, 2004. During this 36-month period, we may request a drawdown under the equity line of credit by selling shares of our common stock to Castlebar, and Castlebar will be obligated to purchase the shares. Castlebar may then resell all or a portion of these shares using a registration statement which we previously filed with the Securities and Exchange Commission to allow Castlebar to freely resell their shares. Due to the nature of the equity line of credit, Castlebar is deemed a statutory "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with its resales of any shares it purchases from us under the equity line of credit. Castlebar's principal offices are located c/o Beacon Capital Management, Harbour House, 2nd Floor, Waterfront Drive, Road Town, Tortola, British Virgin Islands. The two directors of Castlebar, David Sims and Lamberto Banchetti, each have the authority to make investment decisions for Castlebar and to vote any shares of our common stock that Castlebar may hold from time to time.

Other than the 33,000 warrants we granted to Castlebar in connection with closing the equity line of credit agreement and the 100,000 warrants we granted to Castlebar as consideration for Castlebar's consent to our private placement of shares to the other selling stockholders as well as to all future private offerings of our securities if we sell those securities for cash with registration rights, Castlebar does not currently own any of our securities. Other than its obligation to purchase shares of common stock under the equity line of credit agreement, Castlebar has no other commitments or arrangements to purchase or sell any of our securities. Castlebar has not held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than as stated above.

Jesup & Lamont acted as placement agent in connection with the private placements of our shares on March 22, 2001 and on May 11, 2001, and received a fee for such services. Jesup & Lamont also acted as placement agent in connection with our equity line of credit agreement with Castlebar in July 2000. In connection with private placements on March 22, 2001 and May 11, 2001, we granted 86,475 warrants, of which 15,000 have been exercised, to Jesup & Lamont and we paid them an amount in cash equal to 6% of the gross proceeds of the March 2001 and May 2001 offerings as a placement fee and agreed to register the shares underlying the warrants. In connection with the equity line of credit, we granted 16,500 warrants to Jesup & Lamont as a placement fee and agreed to register the shares underlying the warrants, all of which Jesup & Lamont has previously exercised. At the closing of each drawdown under the equity line of credit, we will also grant Jesup & Lamont warrants to purchase an additional 1,000 shares of common stock for each $100,000 we draw down under the equity line of credit, up to a maximum of 16,500 additional warrants, and we will pay a brokerage fee to Jesup & Lamont equal to 4% of the net purchase price for each drawdown. Lastly, in connection with the private offering of our shares on October 18, 2001, we granted 68,000 warrants Jesup & Lamont as a placement fee for their services in introducing us to some of the selling stockholders.

Other than the 139,475 currently outstanding warrants that we granted to Jesup & Lamont as placement fees in connection with the equity line of credit agreement, our March 2001 private offering, our May 2001 offering, and our October 2001 offering, Jesup & Lamont does not currently own any of our securities. Except for the financing events which resulted in their ownership of common stock and warrants, to the best of our knowledge, neither Jesup & Lamont, nor any of its affiliates or control persons has held any positions or offices, or had other material relationships, with us or any of our affiliates within the past three years. If, in the future, Jesup & Lamont's relationship with us changes, we will amend or supplement this prospectus to update this disclosure.

The funds managed by SAFECO Asset Management Company currently own approximately 17.1% of our common stock. In connection with the private offering of our shares on October 18, 2001, our board of directors approved SAFECO's acquisition of more than 15% of our outstanding common stock and resolved that SAFECO would not be an "acquiring person" under our stockholders rights plan, and therefore that the preferred stock purchase rights under our stockholders rights plan would not be triggered by SAFECO's acquisition of shares. See "Description of Capital Stock--Stockholder Rights Plan" below. Except for the financing events which resulted in their ownership of common stock and warrants, to the best of our knowledge, neither SAFECO Asset Management Company, nor any of its affiliates, managed funds, or control persons has held any position or office with us, or had any other material relationship with us or our affiliates, within the past three years.

                              PLAN OF DISTRIBUTION

The selling stockholders may offer for sale up to 1,268,000 shares of our common stock using this prospectus. We do not know for certain how or when the selling stockholders will choose to sell their shares of common stock. We will not receive any proceeds from the selling stockholders' sale of shares of common stock.

To permit the selling stockholders to resell the shares of common stock issued to them, we agreed to file a registration statement and all necessary amendments and supplements with the SEC for the purpose of registering and maintaining the registration of the shares. We will bear all costs relating to the registration of the common stock offered using this prospectus. We will keep the registration statement effective until the earliest of any of the following dates:

      o October 18, 2003 or, in the case of Jesup & Lamont's warrant shares, the first anniversary of the date of issuance of the warrant shares, but in any event not later than May 11, 2005;

      o the date after which the shares of common stock can be sold without restriction by the volume limitations of Rule 144(e) of the Securities Act of 1933; or

      o the date after which the selling stockholders sell all of the shares of common stock covered by this registration statement.

Selling stockholders will offer our common stock into the public market from time to time using this prospectus, although there can be no assurance that they will in fact sell any or all of the securities that this prospectus covers. The sales may be made on the Nasdaq National Market, on the over-the-counter market or otherwise at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. The selling stockholders will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. The selling stockholders have informed us that there are no existing arrangements between them and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of shares of common stock which they may sell through this prospectus.

The shares of common stock may be sold in one or more of the following manners:

      o block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases that a broker or dealer makes for its account under this prospectus; or

      o ordinary brokerage transactions and transactions in which the broker solicits purchases.

The selling stockholders will pay all commissions and their own expenses, if any, associated with the sale of the shares of common stock. The selling stockholders will sell shares without paying any underwriting discounts or commissions, except for usual and customary selling commissions paid to brokers or dealers. However, in effecting sales, brokers or dealers that the selling stockholders engage may arrange for other brokers or dealers to participate. Except as disclosed in a supplement to this prospectus, no broker-dealer will be paid more than a customary brokerage commission in connection with any of the selling stockholders' sales of shares of common stock. The selling stockholders may pay brokers or dealers commissions, discounts or other concessions in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Any profits that these broker-dealers make on any resale of the shares of common stock as a principal and any commissions that these broker-dealers receive may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. The selling stockholders may pay commissions to any broker-dealer participating in these transactions as agent. The purchaser of the shares of common stock may also pay commissions to any broker-dealer participating in these transactions if the broker-dealer acts as agent for the purchaser.

Broker-dealers may agree with the selling stockholders to sell a specified number of shares of common stock at a stipulated price per share and, to the extent a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares of common stock at a price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell the shares of common stock from time to time in transactions, which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with the resales may pay to or receive from the purchasers of the shares of common stock commissions computed as described above. Brokers or dealers who acquire shares of common stock as principal and any other participating brokers or dealers may be deemed to be underwriters in connection with resales of the shares of common stock.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of shares may be "underwriters" within the meaning of the Securities Act of 1933. Any commissions received by broker-dealers or agents on the sales and any profit on the resale of shares purchased by broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

The selling stockholders are also subject to applicable state and federal securities laws, rules and regulations, including Rule 10b-5 and Regulation M under the Exchange Act of 1934, and the rules and regulations of the Nasdaq National Market. Under these rules, the selling stockholders may not:

      o engage in market making activities at the same time as they are engaged in a distribution of the shares of common stock for a period beginning when this person becomes a distribution participant and ending upon this person's completion of participation in a distribution;

      o engage in any stabilization activity in connection with our securities;

      o     impose penalty bids or effect passive market making bids; and

      o bid for or purchase any of our common stock or attempt to induce any person to purchase any of our common stock other than as permitted under the Exchange Act.

In addition, if any of the selling stockholders is an "affiliated purchaser" as defined in Regulation M, they must coordinate their sales under this prospectus with each other and with us for purposes of Regulation M as Securities Exchange Act Release 34-38067 (December 20, 1996) requires. None of the selling stockholders, nor any of their controlling persons, has been an officer, director or otherwise an affiliate of our company during the last three years. These restrictions, and the other rules and regulations applicable to selling stockholders, may affect the marketability of the shares of common stock.

Under the terms of the private offering of October 18, 2001, we agreed to indemnify the selling stockholders against any liabilities they may incur as a result of any untrue statement of a material fact or omission to state a material fact in the registration statement, of which this prospectus is a part, or arising out of any failure by us to fulfill any undertaking included in the registration statement, or arising out of any inaccuracy in our representations and warranties contained therein, or any failure by us to perform our obligations under the private offering agreements. This indemnification includes liabilities that the selling stockholders may incur under the Securities Act of 1933.

                          DESCRIPTION OF CAPITAL STOCK

The following summary describes the material provisions of our capital stock and is subject to, and qualified in its entirety by, our Certificate of Incorporation including any amendments, and our By-laws, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part and by provisions of applicable law.

We are authorized to issue up to 25,000,000 shares of common stock, par value $0.006, and 100,000 shares of preferred stock, par value $0.01. As of September 30, 2001, 8,054,676 shares of common stock were issued and outstanding, and no shares of preferred stock were outstanding. We believe that there are approximately 5,000 record holders of our common stock, including several brokerage firms holding shares in street name for beneficial owners.

Common Stock

All of our issued and outstanding shares of common stock are validly issued, fully paid and non-assessable. All shares of our common stock to be outstanding after this offering, when paid for and issued, will be validly issued, fully paid and non-assessable. On March 2, 2000, in connection with the adoption of a shareholder rights plan, our board of directors created and designated 10,000 shares of Series A Junior Participating Preferred Stock. The rights of holders of our common stock are subject to the rights of the holders of our Series A Junior Participating Preferred Stock and will be subject to the rights of any preferred stock that we may create and issue in the future. The rights of preferred stockholders may adversely affect the rights of the common stockholders.

Voting Rights. Holders of our common stock are entitled to one vote per share on all matters requiring a vote of the stockholders. Common stockholders have no right to cumulative voting in the election of directors. Accordingly, a simple majority of votes can elect each of our directors.

Liquidation Rights. In the event of liquidation of our company, all holders of our common stock will participate on an equal basis in the net assets available for distribution after payment of our liabilities and payment of any liquidation preferences in favor of outstanding shares of preferred stock, if there are any.

Dividend Rights. Holders of our common stock are entitled to receive dividends in cash or property on an equal basis, if and when the board of directors declares dividends on the common stock, subject to any preference in favor of outstanding shares of preferred stock, if there are any. It is our present intention to retain our earnings, if any, for use in our business. Dividends are, therefore, unlikely in the foreseeable future.

Preemptive Rights and Redemption. The holders of our common stock have no preemptive rights to maintain their respective percentage ownership interest in our other securities. Our common stock is not redeemable or subject to further calls or assessments, although we have in the past effected a 1:100 reverse split of our common stock followed immediately by a 100:1 forward split to enable us to redeem odd-lot shares which were creating excessive administrative costs for us. As of December 31, 1999, we redeemed and then retired 110,736 odd-lot shares. We also acquired 77,000 shares of our common stock in 1999 and, as of September 30, 2001, we are holding 40,764 of these shares as treasury stock.

Preferred Stock

We are authorized to issue up to 100,000 shares of preferred stock, without stockholder approval.

Under the authority granted to and vested in our board of directors, in March 2000, the board of directors created a series of preferred stock and fixed the relative rights, preferences and limitations of the stock. The series was designated as Series A Junior Participating Preferred Stock and consisted of 10,000 shares. The dividend and distribution rights of the holders of the Series A Junior Participating Preferred Stock are superior to the dividend and distribution rights of the holders of our common stock, but are junior to all series of any other class of our preferred stock with respect to the payment of dividends and the distribution of assets. The Series A Junior Participating Preferred Stock is not redeemable.

Each share of Series A Junior Participating Preferred Stock entitles the holder to 1,000 votes on all matters submitted to a vote of our stockholders, and vote together as one class with the holders of our common stock. However, the holders of the Series A Junior Participating Preferred Stock are entitled to vote together as a single class on any amendment to our Certificate of Incorporation which would materially alter or change the powers, preferences or special rights of the Series A Junior Participating Preferred Stock.

Upon our liquidation, dissolution or winding up, the holders of Series A Junior Participating Preferred Stock are entitled to receive $1,000, plus the amount of any accrued and unpaid dividends, for each share of Series A Junior Participating Preferred Stock held, subject to adjustment. Additionally, upon any consolidation or merger of our company in which the shares of our common stock are exchanged for other stock, securities, cash or any other property, then each share of Series A Junior Participating Preferred Stock shall be similarly exchanged, at the same time, into an amount per share equal to 1,000 times the aggregate amount of stock, securities, cash or any other property in which the common stock was exchanged. The relative rights, preferences and limitations of the Series A Junior Participating Preferred Stock are more fully described in the Designations of Rights, Terms and Preferences of Series A Junior Participating Preferred Stock.

Our board of directors has the express authority, without any stockholder vote or action, to create additional series of preferred stock and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, and liquidation preferences, and to set the number of shares constituting any series of preferred stock.

It is impossible for us to state the actual effect on common stockholders if the board of directors designates a new series of preferred stock. The effects of the designation will not be determinable until the rights accompanying the series have been designated. The issuance of preferred stock could adversely affect the voting power, liquidation rights or other rights that owners of common stock or other series' of preferred stock hold. We have no present plans to issue any additional shares of preferred stock.

Stockholder Rights Plan

In February 2000, we implemented a stockholder rights plan designed to protect our stockholders from coercive or unfair takeover tactics by causing shares of our preferred stock with voting or conversion rights to be issued to holders who might side with our board of directors in opposing a takeover bid. In addition, our issuance of the shares of preferred stock with voting or conversion rights could dilute the stock ownership of those holders. Under the stockholder rights plan, we declared a dividend of one preferred stock purchase right for each share of common stock held of record on March 17, 2000. The preferred stock purchase rights are exercisable when a person or group of affiliated persons accumulate or initiate a tender offer to purchase 15% or more of our common stock, unless our board of directors approves the transaction. Upon exercise, each preferred stock purchase right will entitle its holder, other than the acquirer and its affiliates, to purchase 1/1000 of a share of our Series A Junior Participating Preferred Stock at a price of $50 per one one-thousandth of a preferred share. The holder of each right will receive upon exercise, common shares having a value equal to two times the exercise price of the right. For example, at an exercise price of $50 per right, each right that the acquiror does not own would be entitled to purchase $100 worth of common stock for $50. Assuming a value of $25 per common share at the time, the holder of each right would be entitled to purchase four common shares for $50.

In our private placement of October 2001, SAFECO Asset Management Company became the beneficial owner of more than 15% of our outstanding common stock. Under the stockholder rights plan, SAFECO's purchase of more than 15% of our outstanding common stock would have triggered the exerciseability of the preferred stock purchase rights. However, prior to SAFECO's accumulation of more than 15% of our outstanding common stock, our board of directors approved SAFECO's acquisition of these shares and resolved that SAFECO would not be an "acquiring person" under our stockholders rights plan, and therefore that the preferred stock purchase rights under our stockholder rights plan would not be triggered by this acquisition.

Options and Warrants

Under our stock option plans, we are authorized to grant options to purchase a maximum of 2,500,000 shares of common stock to our employees, officers, and directors, and to other persons who provide us with services. As of September 30, 2001, a total of 2,882,079 options and warrants were outstanding, and 51,748 options were available for future grants under our stock option plans. Our board of directors determine the terms of our options at the time of grant.

In connection with our 1997 public offering, we issued to the representatives of the underwriters, warrants to purchase a total of 69,000 shares of common stock at an exercise price of $16.80 per share, exercisable at any time through January 23, 2002.

Following our acquisition of Atossa HealthCare Inc. on August 8, 2000, we hired Dr. Steven C. Quay as our new President, Chief Executive Officer and Chairman of the Board and granted him options to purchase a total of 600,000 shares of common stock. The exercise price of the options varies from $4.09 per share to $15.00 per share, with a weighted average exercise price of $8.60. All of these options regardless of the exercise price will vest at the rate of 33.33% per full year of service, and will not vest pro-rata during the interim periods.

In connection with a private offering of our shares in March 2001, we granted a total of 430,062 warrants to the investors and 73,110 warrants to Jesup & Lamont as placement agent, each with an exercise price of $6.3375 per share, exercisable at any time through March 22, 2006. These warrants contain antidilution protections which will adjust the applicable exercise price and/or the number of shares issuable upon exercise of the warrants upon the occurrence of specified events such as stock dividends, stock splits, mergers and sales of all or substantially all of our assets.

In connection with a private offering of our shares in May 2001, we granted a total of 78,618 warrants to the investors and 13,365 warrants to Jesup & Lamont as placement agent, each with an exercise price of $6.3375 per share, exercisable at any time through May 11, 2005. These warrants contain antidilution protections which will adjust the applicable exercise price and/or the number of shares issuable upon exercise of the warrants upon the occurrence of specified events such as stock dividends, stock splits, mergers and sales of all or substantially all of our assets.

In connection with the private offering of our shares in October 2001, we granted 100,000 warrants to Castlebar Enterprises Limited as consideration for Castlebar's consent to our private offering to the other selling stockholders, as well as all future private offerings of our securities if we sell those securities for cash with registration rights. Each warrant has an exercise of $10.00 per share, and is exercisable at any time through July 11, 2001. The Castlebar and Jesup & Lamont warrants contain antidilution protections which will adjust the applicable exercise price and/or the number of shares issuable upon exercise of the warrants upon the occurrence of specified events such as stock dividends, stock splits, mergers and sales of all or substantially all of our assets.

In connection with a private offering of our shares in October 2001, we granted a total of 68,000 warrants to Jesup & Lamont, each with an exercise price of $9.56 per share, exercisable at any time through May 11, 2005. These warrants contain antidilution protections which will adjust the applicable exercise price and/or the number of shares issuable upon exercise of the warrants upon the occurrence of specified events such as stock dividends, stock splits, mergers and sales of all or substantially all of our assets.

The following table presents all the options and warrants that were outstanding as of September 30, 2001, except as otherwise indicated in footnote 9 below:

                 Number of Shares                    Weighted Average
                   Purchasable                       Exercise Price (1)
        ---------------------------------     -----------------------------

                  1,550,372 (2)                            $5.60
                    575,000 (3)                            $8.79
                     69,000 (4)                           $16.80
                     33,000 (5)                            $5.53
                    483,232 (6)                            $6.34
                     71,475 (7)                            $6.34
                    100,000 (8)                           $10.00
                     68,000 (9)                            $9.56
                  ---------                                -----
                  2,950,079                                $6.86
                  =========                                =====

---------------------------
(1)   Exercise prices are rounded to the nearest cent.
(2) Shares issuable upon exercise of options granted under the stock option plans. Does not include any options granted under the plans after September 30, 2001.
(3) Shares issuable upon exercise of options granted on August 8, 2000, to Dr. Steven C. Quay.
(4) Total shares issuable upon exercise of warrants granted to Wheat, First Securities, Inc. and Volpe, Welty & Company, as underwriters in connection with an offering of our shares in 1997.
(5) Shares issuable upon exercise of the warrants granted to Castlebar in connection with closing the equity line of credit agreement. Does not include the additional warrants that may be issued to Castlebar and Jesup & Lamont upon each drawdown under the equity line of credit.
(6) Total shares issuable upon exercise of warrants granted to investors in connection with the private offering of our shares in March 2001 and May 2001.
(7) Total shares issuable upon exercise of warrants granted to Jesup & Lamont as a placement fee in connection with the private offering of our shares in March 2001 and May 2001.
(8) Shares issuable upon exercise of warrants we granted to Castlebar on August 16, 2001 in connection with the private offering of our shares in October 2001.
(9) Shares issuable upon exercise of warrants we granted on October 18, 2001 to Jesup & Lamont in connection with the private offering of our shares in October 2001.

Holders of options and warrants do not have any of the rights or privileges of our stockholders, including voting rights, prior to exercise of the options and warrants. We have reserved sufficient shares of authorized common stock to cover the issuance of common stock subject to the options and warrants.


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

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prevents an "interested stockholder" from engaging in a "business combination" with a publicly held Delaware corporation for three years following the date the person became an interested stockholder, unless:

      (1) before the person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

      (2) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

      (3) following the transaction in which the person became an interested stockholder, the board of directors of the corporation approves the transaction and holders authorize the transaction at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation that the interested stockholder does not own.

The Delaware General Corporation Law defines an "interested stockholder" as a person owning 15% or more of a corporation's outstanding voting stock. A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the interested stockholder.

The provisions of Section 203 of the Delaware General Corporation Law could have the effect of delaying, deferring or preventing a change in control.

Indemnification and Limitation of Liability

Our Certificate of Incorporation limits the liability of directors to the maximum extent that Delaware law as currently or hereafter in effect permits. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duty as a director, except for liability:

      (1) for breach of their duty of loyalty to the corporation or its stockholders;

      (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      (3) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

      (4) for any transaction from which the director derives an improper personal benefit.

Our Certificate of Incorporation provides for the mandatory indemnification of, and advancement of expenses to, our directors, officers, employees and agents to the maximum extent that Section 145 of the Delaware General Corporation Law, as amended from time to time, permits.

Transfer Agent

The transfer agent and registrar for our common stock is the American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                       WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC. Parts of the registration statement have been omitted from this prospectus as the rules and regulations of the SEC permit, and this prospectus does not contain all of the information contained or incorporated by reference in the registration statement. In particular, statements in this prospectus concerning the terms of certain agreements and other documents are necessarily summaries of those documents, and in each case we refer you to the copy of the applicable document to the extent we have filed it as an exhibit to the registration statement. For further information on us and the information in this prospectus, we refer you to the registration statement and its exhibits. You may obtain copies of the registration statement and its exhibits by paying a prescribed fee, or you may examine them without charge, at the Public Reference Room that the SEC maintains at its office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the SEC at Citicorp Center, 300 West Madison Street, Chicago, Illinois 60661. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. In addition, you may obtain copies of the registration statement and its exhibits at the SEC's website located at http://www.sec.gov.

We are a reporting company and file our annual, quarterly and current reports, proxy material and other information with the Securities and Exchange Commission. You may read and copy any materials that we file with the SEC at the SEC's public reference facilities listed above, as well as on the SEC's website.

                    INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that we filed separately with the SEC. Any document or information incorporated by reference is considered to be part of this prospectus from the date that we file that other document. Any document or information that we file later with the SEC will automatically update and, where applicable, supersede any information contained or incorporated by reference in this prospectus. We specifically incorporate by reference into this prospectus the following documents or information filed with the SEC:

      1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

      2.    Our Quarterly Report on Form 10-Q for the quarter ended March 31,
            2001;

      3.    Our Quarterly Report on Form 10-Q for the quarter ended June 30,
            2001;

      4. Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001;

      5.    Our Current Report on Form 8-K filed on March 26, 2001;

      6. Our Notice of Annual Meeting and Proxy Statement on Schedule 14A for our Annual Meeting of Stockholders on June 15, 2001;

      7. The description of our capital stock contained in our Registration Statement under Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description; and

      8. Any document or information that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of this prospectus and before the date that the offering of the shares of common stock offered through this prospectus is terminated.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address (however, we will not include exhibits to those documents unless they are specifically incorporated by reference into this prospectus):

                  Nastech Pharmaceutical Company Inc.
                  Attn:  Steven C. Quay, M.D., Ph.D.
                  President & Chief Executive Officer
                  45 Adams Avenue
                  Hauppauge, New York 11788
                  (631) 273-0101

In making a decision to buy our common stock, you should rely only on the information incorporated by reference or contained in the prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

                                  LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon by Dickstein Shapiro Morin & Oshinsky LLP.

                                     EXPERTS

The consolidated financial statements of Nastech Pharmaceutical Company Inc. and subsidiary as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, are incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, upon the authority of said firm as experts in accounting and auditing.

                                1,268,000 Shares

                   [LOGO] NASTECH Pharmaceutical Company Inc.

                                  Common Stock

                                   PROSPECTUS

                                November 20, 2001